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EDWIN BATISTA Associate Edwin.Batista@dechert.com +1 617 728 7165 Direct +1 617 426 6567 Fax

February 26, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 172

File Nos. 033-05852; 811-04676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 172 to the Registrant’s registration statement on Form N-1A.

PEA No. 172 was filed for the purpose of registering shares of Harbor International Compounders Fund (the “Fund”), a new series of the Registrant. The Registrant previously responded to comments from Ms. Browning for the Harbor International Compounders Fund in a response letter dated February 21, 2024 (the “Prior Letter”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 172.

COMMENT 1:	(Prospectus – Principal Investment Strategy) The Staff reiterates Comment 4 from the Prior Letter (relating to defining “non-U.S. companies” and providing a source for the definition).

Response:

As noted in the Prior Letter, the “Additional Information about the Fund’s Investments—Foreign Securities” section includes disclosure regarding how the Subadvisor determines whether an issuer is a foreign or emerging market issuer. While the Registrant believes that a reasonable investor understands that this disclosure reflects the

February 26, 2024 Page 2

Registrant’s definition of “non-U.S. companies,” the Registrant has nonetheless revised the disclosure as follows:

“The Subadvisor is responsible for determining whether a particular issuer would be considered a foreign or emerging market issuer (also referred to as a “non-U.S. company”).”

The Registrant believes that its disclosure provides a clear discussion of how the Subadvisor determines an issuer to be a foreign or emerging market issuer and is aware of no requirement to provide a specific source for that discussion. See also the responses to Comments 8 and 9 below.

COMMENT 2:

(Prospectus – Principal Investment Strategy)

The Staff reiterates Comment 16 from the Prior Letter and adds after the last sentence of the original comment that if the statement in the ESG Factors Risk section which states “ESG factors may not be considered for every investment decision” is true, please disclose this in the third paragraph of the Principal Investment Strategy section to avoid misleading disclosure.

Response:

For the reasons described in the Prior Letter, the Registrant does not believe that the disclosures are inconsistent. As noted, while the Subadvisor considers ESG factors as part of its principal investment strategies, it does not necessarily follow that every investment decision in the portfolio will reflect a consideration of such factors, as some investments (e.g., short-term holdings) may not reflect the Subadvisor’s full security selection process. Accordingly, the Registrant does not believe that the disclosure is misleading.

COMMENT 3:	(Prospectus – Principal Investment Strategy) The Staff reiterates Comment 17 from the Prior Letter (relating to “key ESG considerations”).

Response:

For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant further notes that the current disclosure is consistent with the disclosure for Harbor

February 26, 2024 Page 3

International Compounders ETF, a fund already in operation. The Registrant therefore respectfully declines to revise the disclosure.

COMMENT 4:	(Prospectus – Principal Investment Strategy) The Staff reiterates Comment 20 from the Prior Letter (relating to defining the term “economic data” and providing examples).

Response:

For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant further notes that the current disclosure is consistent with the disclosure for Harbor International Compounders ETF. The Registrant therefore respectfully declines to revise the disclosure.

COMMENT 5:	(Prospectus – Principal Investment Strategy) The Staff reiterates Comment 21 from the Prior Letter (relating to the types of depositary receipts in which the Fund may invest).

Response:

For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant further notes that the current disclosure is consistent with the disclosure for Harbor International Compounders ETF. The Registrant therefore respectfully declines to revise the disclosure.

COMMENT 6:	(Prospectus – Principal Investment Strategy) The Staff reiterates Comment 22 from the Prior Letter (relating to the Fund’s use of “foreign currency transactions”).
Response:

For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant further notes that the current disclosure is consistent with the disclosure for Harbor International Compounders ETF. The Registrant therefore respectfully declines to revise the disclosure.

COMMENT 7:	(Prospectus – New Fund Risk)

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The Staff reiterates Comment 23 from the Prior Letter (relating to the notice provided to shareholders if the Board approves liquidation).

Response:

The Registrant continues to be unaware of a requirement to disclose the specific amount of notice to be provided in the event of a liquidation. The Registrant further notes that the amount of notice to be provided would depend on the relevant circumstances (such as the percentage of Fund assets held by external shareholders at the time of liquidation). For these reasons, the Registrant respectfully declines to revise the disclosure.

COMMENT 8:	(Prospectus – Foreign Securities) The Staff reiterates Comment 24 from the Prior Letter (relating to defining the term “substantial portion”).

Response:

As set forth in the Prior Letter, the Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 9:

(Prospectus – Foreign Securities)

The Staff reiterates Comment 25 from the Prior Letter (relating to the Advisor’s discretion to determine whether a particular issuer is a foreign or emerging markets issuer).

Response:

As set forth in the Prior Letter, the Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides the Subadvisor

February 26, 2024 Page 5

discretion to consider factors other than those listed where it is appropriate to do so. As previously noted, the Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 10:	(Prospectus – ESG Integration) The Staff reiterates Comment 26 from the Prior Letter (relating to the Registrant’s statement that it cannot guarantee the accuracy of third-party data).

Response:

The Registrant has revised the disclosure as follows:

“The Subadvisor is dependent on available information to assist in the evaluation process, and, because there are few generally accepted standards to use in evaluation, the process employed for the Fund may differ from processes employed for other funds. When integrating ESG factors into the investment process, the Subadvisor may rely on third-party data that it believes to be reliable, but ~~it believes to be reliable, but it does not guarantee the accuracy of such third-party data~~ the providers of such data do not guarantee its accuracy. ESG information from third-party data providers may be incomplete, inaccurate or unavailable, which may adversely impact the investment process.”

COMMENT 11:

(Prospectus – Non-Principal Investments)

The Staff reiterates Comment 28 from the Prior Letter (relating to the disclosure under the heading “Temporary Defensive Positions”). The Staff notes that this disclosure does not seem to be responsive to an Item of Form N-1A and that the disclosure suggests that temporary defensive positions are a non-principal investment strategy.

Response:	The Registrant has deleted the following disclosure:

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“The Fund may temporarily depart from its normal investment policies and strategies when the Subadviser believes that doing so is in the Fund’s best interest, so long as the strategy or policy employed is consistent with the Fund’s investment objective. For instance, the Fund may invest beyond its normal limits in derivatives or exchange traded funds that are consistent with the Fund’s investment objective when those instruments are more favorably priced or provide needed liquidity, as might be the case if the Fund is transitioning assets from one Subadviser to another or receives large cash flows that it cannot prudently invest immediately.”

COMMENT 12:

(Prospectus – C WorldWide International Composite Performance Information)

The Staff reiterates Comment 29A from the Prior Letter (relating to the accounts that comprise the C WorldWide International Composite Performance Information). With respect to the comment response, the Staff notes that the statement that “it consists of all accounts” contradicts the use of the qualifier “fee-paying.”

Response:	The Registrant has deleted the term “fee-paying.”

COMMENT 13:

(Prospectus – C WorldWide International Composite Performance Information)

The Staff notes that the header for Comment 29C and Comment 30 from the Prior Letter should be “(Prospectus – C WorldWide International Composite Performance Information)” instead of “(Prospectus – The Subadvisor)” In addition, for Comment 30, the Staff notes that the response should reference Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant notes that the C WorldWide International Composite Performance Information section is a subsection of “Prospectus – The Subadvisor.” The Registrant acknowledges that the comments specifically relate to such subsection.

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The Registrant confirms that the records referenced in response to Comment 29C refer to the records required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

COMMENT 14:	(Prospectus – How to Purchase Shares) The Staff reiterates Comment 32A from the Prior Letter (relating to purchase orders being subject to acceptance by Harbor Funds).

Response:	The Registrant has deleted the reference to acceptance of purchase orders by Harbor Capital (along with related references to “acceptance” in the disclosure).

COMMENT 15A:

(Prospectus – Rights Reserved by Harbor Funds)

The Staff reiterates Comment 33A from the Prior Letter (relating to the policies stated at (5) and (6) under the “Rights Reserved by Harbor Funds” section).

Response:

The Registrant notes that shares of series of Harbor Funds II are sold only through an intermediary. This differs from shares of series of Harbor Funds, including the Fund, which are sold both through intermediaries and directly. Accordingly, the Registrant believes it is appropriate to retain disclosure, such as this disclosure, that is applicable where accounts can be held with Harbor Funds directly. For the reasons set forth in the Prior Letter, the Registrant believes that the disclosure is appropriate.

COMMENT 15B:

(Prospectus – Rights Reserved by Harbor Funds)

The Staff reiterates Comment 33B from the Prior Letter (relating to the statement “to act on instructions reasonably believed to be genuine” stated at number (7) under the “Rights Reserved by Harbor Funds” section).

Response:

See the discussion of the differences between Harbor Funds II and Harbor Funds above. As noted, the Registrant believes it is appropriate to retain disclosure, such as this disclosure, that is applicable where accounts can be held with Harbor Funds directly. For the reasons set

February 26, 2024 Page 8

forth in the Prior Letter, the Registrant believes that the disclosure is appropriate.

COMMENT 15C:

(Prospectus – Rights Reserved by Harbor Funds)

The Staff reiterates Comment 33C from the Prior Letter (relating to the statement “[Harbor Funds] becomes aware of information regarding a shareholder or shareholder’s account, which indicates that the identity of the shareholder can no longer be verified” stated at number (8) under the “Rights Reserved by Harbor Funds” section).

Response:

See the discussion of the differences between Harbor Funds II and Harbor Funds above. As noted, the Registrant believes it is appropriate to retain disclosure, such as this disclosure, that is applicable where accounts can be held with Harbor Funds directly. For the reasons set forth in the Prior Letter, the Registrant believes that the disclosure is appropriate.

COMMENT 16:

(SAI – Fundamental Investment Restrictions)

The Staff notes that Comment 35B from the Prior Letter was not captured in its entirety. The Staff would like to add to the end of the comment: “The Staff does not object to adding this clarification as a footnote to the restriction or in some other appropriate location in the SAI.”

Response:

The Registrant acknowledges the additional portion of the comment but continues to believe its disclosure is appropriate for the reasons set forth in the Prior Letter. Accordingly, the Registrant respectfully declines to revise the disclosure.

COMMENT 17:

(SAI – Fundamental Investment Restrictions)

The Staff reiterates Comment 35D from the Prior Letter (relating to disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies).

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Response:

The Registrant continues to be unaware of a requirement to “look through” underlying investments for purposes of administering the Fund’s concentration policy. In addition, the Fund does not operate as a fund of funds and does not expect to have significant investments in other funds. The Registrant notes that the disclosure referenced by the Staff relates to the ability of the Fund to operate in the future as a feeder fund in a master-feeder structure. The Registrant confirms that, if the Fund were to operate as a feeder fund, it would look through to the master fund’s investments to determine compliance with the Fund’s stated concentration policy.

COMMENT 18A:	(SAI – Fundamental Investment Restrictions) The Staff reiterates Comment 36A from the Prior Letter (relating to the source of the opinions stated with respect to industry classifications).

Response:

As stated in the Prior Letter, the Registrant’s classifications are consistent with the Global Industry Classification Standard (GICS). GICS is a widely used framework for determining industry classifications. The Registrant is aware of no guidance providing that reliance on GICS is inappropriate.

COMMENT 18B:	(SAI – Fundamental Investment Restrictions) The Staff reiterates Comment 36B from the Prior Letter (relating to investments in industries or group of industries).

Response:	The Registrant continues to believe that its response to Comment 36B is appropriate. The Registrant acknowledges that the Staff disagrees.

COMMENT 19A:

(SAI – Fundamental Investment Restrictions)

The Staff reiterates Comment 37A from the Prior Letter (relating to the activities described as “Voluntary Actions” and how they are used to achieve the Fund’s investment objective).

Response:	The Registrant has deleted this disclosure.

COMMENT 19B:	(SAI – Fundamental Investment Restrictions)

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The Staff reiterates Comment 37B from the Prior Letter (relating to the use of the term “Elective” in describing investment restrictions).

Response:	The Registrant has deleted this disclosure.

COMMENT 19C:	(SAI – Fundamental Investment Restrictions) The Staff reiterates Comment 37C from the Prior Letter (relating to “Voluntary Actions” not being subject to the Fund’s investment restrictions).

Response:	The Registrant has deleted this disclosure.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Brett Strickland, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP